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ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 26, 2022

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Hamilton, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (File Nos. 333-104972; 811-21339), Morgan Stanley Institutional Fund, Inc. (File Nos. 033-23166; 811-05624), Morgan Stanley Mortgage Securities Trust (File Nos. 033-10363; 811-04917), Morgan Stanley U.S. Government Securities Trust (File Nos. 2-86966; 811-3870), Morgan Stanley Global Fixed Income Opportunities Fund (File Nos. 033-44782; 811-06515), Morgan Stanley Variable Insurance Fund, Inc. (File Nos. 333-03013; 811-07607), Morgan Stanley Insight Fund (File Nos. 033-63685; 811-07377), Morgan Stanley China A Share Fund, Inc. (File Nos. 811-21926; 005-82786) and Morgan Stanley Institutional Fund Trust (File Nos. 2-89729; 811-03980) (each, a “Registrant” and, collectively, the “Registrants”)

Dear Ms. Hamilton:

Thank you for your telephonic comments received on August 25, 2022 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of various filings made by the Registrants on behalf of their respective series or portfolios, as applicable (each Registrant, or series or portfolio thereof (as applicable), may be referred to as a “Fund” and, collectively, the “Funds”). The Registrants have considered the Staff’s comments and have authorized us to make the responses and acknowledgements discussed below on each of their behalf. Below, we provide our responses to the Staff’s comments and describe any changes to be made to future filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the next such filing, except to the extent otherwise noted.

COMMENTS

Comment 1.	With respect to the Morgan Stanley Institutional Fund, Inc.—Global Sustain Portfolio, we believe that use of the term “Sustain” in the Fund’s name suggests a particular type of investment and, as a result, the Fund should adopt a corresponding 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) suggested by this name. Please supplementally explain the basis for concluding that the use of the term “Sustain” in the Fund’s name is not subject to an 80% investment policy under Rule 35d-1.

Response 1. The Registrant believes that the use of the term “Sustain” in the Fund’s name is not subject to the 80% investment policy requirement pursuant to Rule 35d-1 under the 1940 Act.

Rule 35d-1 currently requires, in pertinent part, that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries” adopt a policy “to invest, under normal circumstances, at least 80% of the value of its [net assets, plus the amount of any borrowings for investment purposes] in the particular type of investments, or in investments in the particular industry or industries, suggested by the [f]und’s name[.]”

In adopting Rule 35d-1, the Securities and Exchange Commission (“SEC”) stated that the rule does not apply to fund names that incorporate terms that connote types of investment strategies (such as the terms ‘growth’ and ‘value’) as opposed to types of investments. Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001). Moreover, in a set of “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff further distinguished certain terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require an 80% investment policy pursuant to Rule 35d-1.[1] Frequently Asked Questions about Rule 35d-1 (Investment Company Names), modified Dec. 4, 2001.

Consistent with the foregoing, the Registrant believes that the term “Sustain” in the Fund’s name connotes an investment strategy that, as further described in the Fund’s prospectus, is used to construct a portfolio of securities that the investment team believes have the potential to generate sustainably high returns on operating capital and achieve the Fund’s objective of long-term capital appreciation by identifying high quality issuers with dominant franchises due to powerful hard-to-replicate-intangible assets (e.g., brands, networks, licenses and patents) and pricing power, resulting in high gross margins, as well as management teams able to allocate capital effectively to grow the franchise, maintain the intangible assets and sustain and/or improve returns on operating capital. Furthermore, the

1        The Registrant acknowledges that the SEC has recently proposed, but not yet adopted, amendments to Rule 35d-1 that would expand the scope of fund names subject to the 80% investment policy requirement. Investment Company Names, SEC Rel. No. IC-34593 (May 25, 2022).

Registrant believes that the term “Sustain” in the Fund’s name does not connote a “particular type of investment or investments.” Accordingly, the Registrant believes that the term “Sustain” in the Fund’s name is not within the scope of the 80% investment policy requirement as currently set forth in Rule 35d-1.

Comment 2.	The response to Item B.2.d in the Form N-PORT filing for the Morgan Stanley Mortgage Securities Trust for the period ended October 31, 2021, and the Form N-PORT filing for the Morgan Stanley U.S. Government Securities Trust for the period ended December 31, 2021, indicates a significant amount of liability for investments purchased either on a delayed delivery, when-issued or other firm-commitment basis. Please supplementally explain the basis for concluding that the risks associated with these investments are not principal risks of either Fund that should be disclosed in the summary section of the Morgan Stanley Mortgage Securities Trust’s prospectus dated February 28, 2022 and the Morgan Stanley U.S. Government Securities Trust’s prospectus dated April 29, 2022, respectively. Please apply this comment globally, as applicable.

Response 2. Based on each such Registrant’s exposure to investments purchased either on a delayed delivery, when-issued or other firm-commitment basis as of the date of its registration statement filing and reasonably anticipated exposures to such investments in the next year, the risks associated with these investments were deemed not to be principal risks. Each such Registrant notes that corresponding risk disclosures were present in their respective statements of additional information dated February 28, 2022 or April 29, 2022, as applicable. These Registrants will consider whether the risks associated with these investments are principal risks of the Fund in connection with their next annual update.

Comment 3.	The Financial Highlights in the Annual Reports with respect to the Morgan Stanley Global Fixed Income Opportunities Fund and the Morgan Stanley Mortgage Securities Trust for the period ended October 31, 2021, contain a footnote indicating that total returns are calculated “using the NAV for US GAAP financial reporting purposes and as such differ[-s] from the total return presented in the Fund Report and Performance Summary.” Please supplementally explain the basis for the varying return calculations and how this discrepancy is not misleading for investors.

Response 3. The total return shown in the Fund Report and Performance Summary for both Funds was calculated based on the net asset value (“NAV”)

determined as of the last business day of the period. Based on the results of standard reconciliation protocols when preparing year-end financial statements, adjustments to each Fund’s NAV for financial reporting purposes were identified which resulted in the NAV for financial reporting purposes (i.e., net of the adjustments) differing from the NAV of the last business day of the period (i.e., exclusive of the adjustments). The Financial Highlights are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and, in contrast to the total return calculation in the Fund Report and Performance Summary, require the use of the NAV for financial reporting purposes in calculating total return. The footnote referenced above was added to alert investors to the difference in return calculations. Going forward, the Registrant will consider adding a footnote to both the Performance Summary as well as the Financial Highlights to provide an additional alert for investors on the methodology used for each return calculation should this situation arise again.

Comment 4.	The Financial Highlights in the Annual Report with respect to the Morgan Stanley Institutional Fund, Inc.—Global Endurance Portfolio, for the period ended December 31, 2021, present positive total return figures for the Fund. However, the Statement of Operations showed a net decrease in assets resulting from operations. Please supplementally explain this difference.

Response 4. Consistent with Item 13(a) of Form N-1A and the instructions thereunder, total return in the Financial Highlights was calculated by adding dividends that are distributed during the period to the absolute change in NAV and dividing that sum by the NAV at the beginning of the period. By contrast, the Statement of Operations — including the components thereof, such as the Net Increase (Decrease) in Net Assets Resulting from Operations line item — does not reflect all the information needed to calculate total return.

Comment 5.	With respect to the Morgan Stanley Institutional Fund, Inc.—International Opportunities Portfolio, the section of the prospectus dated April 29, 2022, titled “Principal Investment Strategies” states: “The Fund may also invest in securities of companies located in the United States to a limited extent.” At December 31, 2021, the Fund had greater than 22% of its net assets invested in the United States and, at March 31, 2022, that percentage was approximately 19% per the Fund’s website. Please explain the basis for concluding that these exposures are consistent with the Principal Investment Strategies of the Fund as disclosed in the prospectus dated April 29, 2022.

Response 5. The Registrant utilizes a test disclosed in the Fund’s SAI to assign and aggregate the country of an issuer for purposes of applicable disclosed investment policies. The Registrant confirms that, as of December 31, 2021 and March 31, 2022, based on these assignments and aggregations, using the test disclosed in the Fund’s SAI, the composition of the Fund’s portfolio was consistent with the statement contained in the Principal Investment Strategies of the Fund, as set forth above. For purposes of such assignments and aggregations in the Fund’s shareholder report and the Fund’s website, and as disclosed in the Fund’s shareholder report, “[c]ountry assignments and aggregations are based generally on third party vendor classifications and information[.]” The shareholder report further discloses that these assignments and aggregations “may be different from the assignments and aggregations under the policies set forth in the Fund’s prospectus and/or statement of additional information relating to geographic classifications.”

Comment 6.	With respect to the Morgan Stanley Institutional Fund, Inc.—Next Gen Emerging Markets Portfolio, the section of the prospectus dated April 29, 2022, titled “Principal Investment Strategies” states: “Under normal circumstances, at least 80% of the Fund’s assets will be invested in equity securities of companies operating in emerging market countries […] emerging market or developing countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe.” At December 31, 2021, U.S. common stock represented 18.2% of net assets, and short-term investments of 15.6% were comprised of a portfolio of the Morgan Stanley Institutional Liquidity Fund (a U.S. portfolio), totaling approximately 34% of net assets. Per the Fund’s website, at March 31, 2022, the percentage of net assets allocated to the U.S. was approximately 24%. Please supplementally explain the basis for concluding that these exposures are consistent with the Principal Investment Strategies of the Fund as disclosed in the prospectus dated April 29, 2022.

Response 6. The Registrant utilizes the tests disclosed in the Fund’s prospectus and/or SAI to assign and aggregate the country of an issuer for purposes of applicable disclosed investment policies. The Registrant confirms that, as of December 31, 2021 and March 31, 2022, based on the application of the tests disclosed in the Fund’s prospectus and/or SAI, the composition of the Fund’s portfolio was consistent with the Principal Investment Strategies of the Fund as set forth above. For purposes of such assignments and aggregations in the Fund’s shareholder reports and the Fund’s website, and as disclosed in the Fund’s shareholder report, “[c]ountry assignments and aggregations are based generally on third party vendor classifications and information[.]” The shareholder report further discloses that these assignments and aggregations “may be different from the assignments and aggregations under the policies set forth in the Fund’s prospectus and/or statement of additional information relating to geographic classifications.”

Comment 7.	Please include a statement that additional information about the Trustees/Directors is included in the Statement of Additional Information in all future Form N-CSR filings across the complex. Please see Item 27(b)(6) of Form N-1A and Item 24(4)(f) of Form N-2 for reference.

Response 7. The Registrants acknowledge this comment and will consider implementing this disclosure in connection with future Form N-CSR filings, when applicable.

Comment 8.	Several portfolios or series of Morgan Stanley Institutional Fund, Inc. and Morgan Stanley Institutional Fund Trust, respectively, held significant exposure to derivatives, as per the gross notional amount disclosed in the Statement of Operations in their respective Form N-CSR filings for the period ended December 31, 2021 and September 30, 2021 respectively. Corresponding risk or strategy disclosures relating to derivatives are not present in the most recent prospectuses of the relevant Funds. Please supplementally explain the basis for concluding that such disclosure was not necessary for these Funds. Please also apply this comment globally across the complex, as applicable.

Response 8. Based on each such Fund’s exposure to derivatives as of the date of its registration statement filing and reasonably anticipated exposures to such investments in the next year, the risks associated with these investments were not deemed to be principal risks for these Funds. Certain of these Funds include disclosure relating to the risks of derivatives in the section of the prospectus titled “Additional Information About the Funds’ Investment Strategies and Related Risks”. These Registrants will consider whether the risks associated with these investments are principal risks of the applicable Funds in connection with their next annual update.

Comment 9.	Based on the Annual Report for the period ended October 31, 2021, Morgan Stanley Mortgage Securities Trust had exposure to derivatives during the most recent fiscal year. The management’s discussion of fund performance in this Annual Report did not discuss the effect of derivatives on the performance of the Fund. If the performance of the Fund was materially affected by the derivatives exposure, there should be discussion of this impact in management’s discussion of fund performance. Please include such a discussion in future filings on Form N-CSR, when necessary, and apply this comment across the complex, as applicable. Please also supplementally explain why this discussion has not been included in previous filings on Form N-CSR. For reference, please see Barry Miller Letter to the ICI dated July 30, 2010.

Response 9. The Registrant confirms that, unless otherwise disclosed in the management’s discussion of fund performance, the Fund’s investments in derivatives did not materially affect the Fund’s performance. The Registrant will consider whether derivatives materially impacted the Fund’s performance during the fiscal year in connection with management’s discussion of fund performance in future reports.

Comment 10.	With respect to Morgan Stanley Institutional Fund, Inc., the Internal Control Report attached to the Form N-CEN filed for the period ended December 31, 2021 contains a reference to the “Next Gen Portfolio.” The financial statements filed for the same period refer to the “Next Gen Emerging Markets Portfolio.” Please supplementally confirm whether this is the same Fund and confirm that these reports going forward accurately reflect the names of the applicable Funds. Further, this Internal Control Report also refers, in two instances, to portfolios titled “Emerging Markets Portfolio.” Please supplementally explain the duplicate entries.

Response 10. The Registrant confirms that the reference to “Next Gen Portfolio” in the Internal Control Report to its Form N-CEN filed for the period ended December 31, 2021 is referring to the Next Gen Emerging Markets Portfolio. The Registrant also confirms that the duplicate reference to “Emerging Markets Portfolio” in the same Internal Control Report was in error. The Registrant will be mindful of accurately reflecting the names of its Portfolios in future Form N-CEN filings.

Comment 11.	Morgan Stanley Variable Insurance Fund, Inc.—Global Real Estate Portfolio, Morgan Stanley Institutional Fund, Inc.—Multi-Asset Real Return Portfolio and Morgan Stanley Institutional Fund Trust—Discovery Portfolio have consistently reported high portfolio turnover rates in their Financial Highlights without corresponding risk disclosure being present in the sections of their respective prospectuses titled “Fund Summary.” Please explain if active and frequent trading constitutes a part of such Funds’ principal investment strategies. If so, please supplementally explain the basis for concluding that these disclosures were not necessary. Please also apply this comment globally across the complex, as applicable.

Response 11. Although each of these Funds is actively managed, active and frequent trading does not constitute part of any of the Funds’ principal investment strategies and each Fund’s portfolio turnover rate varies from year to year based on a variety of factors. Notwithstanding the absence of such principal investment strategies, a Fund’s portfolio turnover rate may be elevated – either relative to the prior year or on an absolute basis – in a given year based on other factors. The Funds consider the inclusion of this type of disclosure periodically and, if applicable, will include this type of disclosure in subsequent filings. We note that the Morgan Stanley Institutional Fund, Inc.—Multi-Asset Real Return Portfolio changed its principal investment strategies during the prior fiscal year, which contributed to its portfolio turnover rate for this period.

Comment 12.	Morgan Stanley Variable Insurance Fund, Inc.—Discovery Portfolio, Morgan Stanley Institutional Fund, Inc.—Global Endurance Portfolio and Morgan Stanley Insight Fund had a significant percentage of net assets invested in specific sectors as of the end of their most recent fiscal year. However, the prospectus for these Funds did not include corresponding sector risk disclosure in the section of the prospectus titled “Fund Summary.” Sector risk should generally be included in the applicable prospectus if a Fund has a significant amount of its net assets invested in a single sector. If such Funds consistently focus in a particular sector, please explain the basis for concluding that disclosure in the Fund’s principal investment strategies and risks relating to such sector is not necessary. Please also apply this comment globally across the complex, as applicable.

Response 12. None of these Funds has a principal investment strategy, or a fundamental policy, to focus its investments consistently in a particular sector. From time to time, a Fund may gain exposure in excess of 25% to a particular sector, as reflected in the Annual Report and noted in the comment. However, gaining significant exposure to a particular sector is incidental to the construction of the investment portfolio and is not a component of the principal investment strategy or investment process. The Annual Report reported only that each of these Funds had invested a specified percentage of its respective net assets in the information technology or consumer discretionary sector (as applicable) as of a discrete measurement date, the period end. We respectfully note that each such Fund’s statement of additional information discloses that the Fund may, from time to time, have significant exposure to one or more sectors, and in such circumstances would be subject to certain risks associated with those sectors. As such, these Registrants believe that the current disclosure in the prospectuses is adequate. However, the Registrants will consider whether risk disclosure associated with significant exposure to one or more sectors should be included as a principal risk in connection with their next annual update.

Comment 13.	Certain Funds did not disclose in the financial statements included in most recent Annual Reports the acquisition date and costs of restricted securities. Please include the disclosure required for restricted transactions in future filings (see Footnote 8 to Rule 12-12 of Regulation S-X).

Response 13. The Registrants will review and revise this disclosure in connection with future Form N-CSR filings, when applicable, for conformity with Footnote 8 to Rule 12-12 of Regulation S-X.

Comment 14.	Morgan Stanley Institutional Fund, Inc.—Global Franchise Portfolio is identified in its most recent annual report as a non-diversified fund. The prospectus for this Fund dated April 29, 2022, does not include corresponding risk disclosure. Please supplementally explain this discrepancy. Please also apply this comment across the complex, as applicable.

Response 14. Morgan Stanley Institutional Fund, Inc.—Global Franchise Portfolio confirms that, pursuant to Rule 13a-1 under the 1940 Act, at the time of the prospectus update the Fund was no longer subclassified as a non-diversified company. The Registrant will revise the Fund’s future shareholder report disclosures as necessary to reflect this change in status.

Comment 15.	The Principal Investment Strategies section of the prospectus dated April 29, 2022, for Morgan Stanley Institutional Fund, Inc.—Global Real Estate Portfolio states: “Under normal circumstances, at least 80% of the Fund’s assets (plus any borrowings for investment purposes) will be invested in equity securities of companies in the real estate industry, including real estate operating companies (“REOCs”), real estate investment trusts (“REITs”) and similar entities established outside the United States (“foreign real estate companies”).” The Portfolio of Investments section of the Annual Report indicates that United States investments comprise 62.6% of the Fund’s net assets and the Fund’s website indicates that, at March 31, 2022, approximately 61% of the Fund’s net assets were comprised of investments in the United States. Please supplementally explain your basis for concluding that this exposure to investments in the United States is consistent with the Principal Investment Strategies as disclosed in the prospectus dated April 29, 2022.

Response 15. We respectfully acknowledge the comment; however, the 80% amount is with respect to investments in the real estate industry and not with respect to investments outside of the United States. The latter clause serves to clarify that investments in the real estate industry may be in equity securities outside of the United States.

Comment 16.	Disclosure of significant ownership (i.e., of 10% or greater) was present in the notes to the financial statements of the Morgan Stanley Global Fixed Income Opportunities Fund and the Morgan Stanley China A Share Fund, Inc. Please explain whether the risks associated with large shareholders, or shareholder concentration risk, is addressed in the summary and statutory prospectuses of the applicable open-end Funds or shareholder reports of the applicable closed-end Funds. Please also apply this comment across the complex, as applicable.

Response 16. The section of the statutory prospectus for the Morgan Stanley Global Fixed Income Opportunities Fund titled “Fund Details” includes a risk entitled “Large Shareholder Transaction Risk”. The Morgan Stanley China A Share Fund, Inc. did not include this risk in its most recent annual shareholder report but will consider implementing this disclosure in connection with its next annual shareholder report.

Comment 17.	With respect to each Registrant, the internal control disclosure within Item 11(b) of Form N-CSR refers to a quarter covered by the report. The instructions to Form N-CSR refer to the period covered by the report, not isolated to any particular quarter. Please confirm that there have been no corresponding changes in the Registrants’ internal controls.

Response 17. Each Registrant confirms that there have been no corresponding changes in the Registrant’s internal controls for the period covered by the most recent annual report. The Registrants will review and revise the disclosure as necessary in connection with the next annual shareholder report.

Comment 18.	With respect to the Morgan Stanley Global Fixed Income Opportunities Fund, the Principal Executive Officer (“PEO”) and Principal Financial

Officer (“PFO”) both signed the Form N-CSR for the period ended October 31, 2021, and the associated certifications, on December 16, 2021. The Audit Report and Internal Control Report are dated as of December 31, 2021. Please supplementally explain the basis for the PEO and PFO executing the Form N-CSR and associated certifications prior to the completion of the audit.

Response 18. In this instance, the PEO and PFO had received an audit status update from the Independent Registered Public Accounting Firm and were therefore comfortable executing the N-CSR and associated certifications prior to the completion of the audit.

Comment 19.	LIBOR Discontinuance or Unavailability Risk was disclosed in the notes to the financial statements in the Form N-CSR filing for the Morgan Stanley Global Fixed Income Opportunities Fund for the period ended October 31, 2021. The section of the prospectus for this Fund dated February 28, 2022 titled “Fund Summary” does not include corresponding risk disclosure. Please supplementally explain the basis for concluding that this is not a principal risk of the Fund that should be disclosed in the summary section of the prospectus. For reference, please see Staff Statement on LIBOR Transition (Division of Corporation Finance, Division of Investment Management, Division of Trading and Markets, and the Office of the Chief Accountant) dated July 12, 2019.

Response 19. Based on the Fund’s exposures as of the filing of its registration statement dated February 28, 2022, and reasonably anticipated exposures to such investments in the next year, the Fund did not consider LIBOR discontinuance or unavailability risk to be a principal risk of the Fund. However, the statement of additional information for the Fund dated as of February 28, 2022, includes risk disclosure relating to the discontinuance or unavailability of LIBOR. The Fund will consider whether to include risks associated with LIBOR discontinuance or unavailability as principal risks of the Fund in connection with its next annual update.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai